Exhibit 99.1

Alexco Closes C$3.5 Million Flow-Through Equity Financing

VANCOUVER, April 23, 2019 /CNW/ - Alexco Resource Corp. (NYSE AMERICAN: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has closed the previously announced flow-through bought deal private placement (the "Offering") with an underwriter (the "Underwriter"). The Company issued a total of 1,842,200 flow-through common shares (the "Flow-Through Shares") at an issue price of C$1.90 per share for gross proceeds of C$3,500,180.

The Flow-Through Shares are comprised of: (i) 1,579,000 flow-through shares with respect to "Canadian exploration expenses" (the "CEE Shares") priced at C$1.90 per CEE Share; and (ii) 263,200 flow-through shares with respect to "Canadian development expenses" (the "CDE Shares") priced at C$1.90 per CDE Share.

The gross proceeds received from the sale of the CEE Shares will be used solely to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at Keno Hill Silver District Project in the Yukon Territory, and renounced to subscribers effective December 31, 2019. Such Canadian exploration expenses will also qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada).

The gross proceeds received from the sale of the CDE Shares will be used solely to incur "Canadian development expenses" as defined in the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at Keno Hill Silver District Project in the Yukon Territory, and renounced to subscribers effective December 31, 2019.

The Company paid the Underwriter a commission equal to 6.0% of the gross proceeds of the Offering plus issued 55,266 non-transferable broker warrants (the "Broker Warrants"). Each Broker Warrant entitles the Underwriter to purchase one common share of the Company at an exercise price of C$1.70 for 12 months following the date hereof.

All securities issued or issuable under the Offering are subject to a statutory hold period expiring on August 24, 2019 in accordance with applicable Canadian securities legislation and the rules of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Cautionary Statement Regarding Forward-Looking Statements

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the Offering and anticipated use of proceeds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, actual results and timing of exploration and development, mining, environmental services and remediation and reclamation  activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2019/23/c4216.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Executive Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6555, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 10:35e 23-APR-19